UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: March 2, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
[For immediate release]
XFMedia Changes its Corporate Identity and Ticker Symbol to XSEL
Company to Focus Sports and Entertainment
BEIJING, March 2, 2009 —Xinhua Finance Media Limited (NASDAQ: XFML) (the “Company”), a leading media group in China, announced today that it has changed its name to Xinhua Sports & Entertainment Limited (“XSEL”) following shareholder approval obtained on January 15, 2009. The Company is unveiling a new corporate identity which highlights its focus on the rapidly expanding sports and entertainment market in China. Its trading symbol on the NASDAQ Global Market will be changed from “XFML” to “XSEL” effective Monday, March 2,, 2009.
Link to the new XSEL logo: http://www.xsel.com/logo/
Positioned to offer advertisers an effective platform to reach the young, upwardly mobile demographic in China, the Company has been growing its media platforms beyond finance with a particular focus on sports and entertainment. This is an extension of the continued effort to target the fastest growing and most affluent audiences in China. The new corporate name and identity more accurately reflect the Company’s mission and its direction for future growth.
Ms. Fredy Bush, XSEL’s Chief Executive Officer said, “Sports themed programming is the fastest growing and most profitable segment of the broadcast industry in China today. According to research conducted by Morgan Stanley, there are approximately 500 million soccer fans and 300 million basketball fans in China. Providing additional popular international sports content to these individuals as well as the sizeable untapped fans in China is a compelling business strategy and investment opportunity.”
“China’s media market is continuing to open opportunities that were not available just one year ago. Content is fast becoming the most valuable commodity in China. We are in the fortunate position of being able to leverage our well-established platform of media and advertising resources to deliver content across television channels, the Internet, and mobile phones,” continued Ms. Bush.
XSEL’s total media solution reaches approximately 250 million television viewers, a radio broadcast audience of approximately 125 million, over 480 million potential mobile phone users and an extensive university network of over 45 million students. XSEL provides Chinese audiences access to premium sports and entertainment content while also offering advertisers access to China’s young, upwardly mobile demographic.
As a result of the Company’s focus on sports and entertainment, it is rolling out a new corporate identity, which is derived from the concept of “spotlights”, an element universally associated with the excitement of sports and entertainment. Moreover, its new corporate brand mark via its “X” shape symbolizes convergence, namely its capacity to bring together content and access, advertisers and audiences, and the best practices of East and West. The “X” also represents the Company’s continued business expansion and extension. Furthermore, through the abbreviation of the new Company name “XSEL”, the Company conveys to the market its ability to “excel” in China’s media industry as well as its capability to help its clients “excel” in reaching their target audience in China.
The new corporate name follows a number of announcements by the Company regarding expansion into new ventures related to sports broadcasting and film production in China. Among these various initiatives, the Company acquired exclusive distribution rights in China to the All Sports Network (“ASN”). ASN’s content includes the NFL, NCAA March Madness, all Pac 10, ACC, and Big 10 competitions and exclusive NHL regular and post season games. XSEL has also purchased the 2009 – 2012 seasons of the UEFA Europa League as well as rights in China to one of the largest fight sports libraries in the world featuring World Class boxing, Mixed Martial Arts, Kung fu and other competitions.
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 21 6113 5999, joy.tsang@xsel.com
Lindsay Koval, AGG International, +1 212 614 4170, lindsay@aggintl.com
IR Contact
Edward Liu, XSEL, +86 21 6113 5978, edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774,
info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company group in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phone, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the company employs more than 1,350 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by XSEL to be accurate, nor does XSEL purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice. XSEL undertakes no duty to update such information, except as required under applicable law.